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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 3)


                   Under the Securities Exchange Act of 1934

                            Syntroleum Corporation
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  871630 10 9
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                                (CUSIP Number)

                                Kenneth L. Agee
                            Syntroleum Corporation
                              1350 South Boulder
                                  Suite 1100
                          Tulsa, Oklahoma  74119-3295
                                 (918)592-7900

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January 7, 1999
            (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 140.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.
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Amendment No. 3 to Schedule 13D.

     Kenneth L. Agee ("Mr. Agee") hereby amends and supplements ("Amendment No. 3") his statement on Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed by Mr. Agee on October 9, 1998 ("Amendment No. 1"), and as amended by Amendment No. 2 filed by Mr. Agee on January 7, 1999 ("Amendment No. 2"), with respect to the common stock, par value $.01 per share (the "Common Stock") of Syntroleum Corporation, a Kansas corporation ("Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement, Amendment No. 1 and Amendment No. 2.


Item 7.    Material to be Filed as Exhibits.

     Item 7 to the Schedule 13D is amended to include the following Exhibit F, which was listed as included in Item 7 to Amendment No. 2, but which was not included in Amendment No. 2 when filed.

     Exhibit F  Kenneth L. Agee and Cindy A. Agee Charitable Remainder Unitrust,
                The First National Bank and Trust Company of Broken Arrow, Trustee.

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 11, 1999.

                                          /s/ Kenneth L. Agee
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                                          Kenneth L. Agee

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